# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Velocity Financial, Inc., CIK 0001692376
CUSIP: 92262D101
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 2945 Townsgate Road, Suite 110, Westlake Village, California (CA), 91361
Date of event which requires filing of this statement: 05/01/2025
Filed by CIK 0001163368
Persons authorized to receive notices and communications: Pacific Investment Mgmt Co LLC, 650 Newport Center Drive, Newport Beach, California (CA), 92660, (949) 720-6000

## Reporting persons
- Pacific Investment Management Company LLC (CIK 0001163368): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 12,637,764; sole dispositive power 12,637,764; aggregate amount beneficially owned 12,637,764 (33.1% of the class)
  Comment: The number of shares outstanding for purposes of this percentage calculation assumes (i) 36,491,520 outstanding shares of the Issuer's Common Stock as of April 30, 2025 as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2025, filed with the Securities and Exchange Commission on May 1, 2025, plus (ii) 1,673,958 shares issued to the Reporting Persons on exercise of the Warrants.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Velocity Financial, Inc.
Address of issuer's principal executive offices: 2945 Townsgate Road, Suite 110, Westlake Village, California (CA), 91361
Comment: The statement on Schedule 13D filed on April 14, 2020 (the "Original Schedule 13D"), relating to the common stock, par value $0.01 per share (the "Common Stock"), of Velocity Financial, Inc. (the "Issuer"), a Delaware corporation, (as amended by Amendment No. 1 to Schedule 13D filed on October 12, 2021 ("Amendment No. 1"), by Amendment No. 2 to Schedule 13D filed on July 14, 2023 ("Amendment No. 2"), by Amendment No. 3 to Schedule 13D filed on July 22, 2024 ("Amendment No. 3), by Amendment No. 4 to the Schedule 13D filed on July 23, 2024 ("Amendment No. 4"), by Amendment No. 5 to the Schedule 13D filed on March 10, 2025 ("Amendment No. 5"), and by Amendment No. 6 to the Schedule 13D filed on April 16, 2025 ("Amendment No. 6" and together with the Original Schedule 13D and Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, the "Schedule 13D") is hereby amended as set forth below by this Amendment No. 7 to the Schedule 13D. Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is supplemented by adding the following:

The information set forth in Item 4 is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is supplemented by adding the following:

WARRANT EXERCISE

As previously disclosed, on April 5, 2020, the Reporting Person acquired the Warrants, which were exercisable at an exercise price of $2.96 per share of Common Stock, with respect to two-thirds of the Warrants (or the right to purchase 1,115,972 shares of Common Stock), and at an exercise price of $4.94 per share of Common Stock, with respect to the other one-third of the Warrants (or the right to purchase 557,986 shares of Common Stock). On March 6, 2025, the expiration date of the Warrants was extended from April 7, 2025 to May 7, 2025.

On May 1, 2025, the Warrants were exercised in full for cash.

GENERAL

The Reporting Person may, depending on market conditions, an evaluation of the business and the prospects of the Issuer and other factors, in its sole discretion, purchase additional shares of Common Stock, or other securities convertible into or exchangeable for shares of Common Stock, or retain or dispose of shares of Common Stock from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Person intends to evaluate on an ongoing basis its investment in the Issuer and its options with respect to such investment.

The Reporting Person may, subject to applicable regulatory requirements, if any, engage in discussions or take other actions concerning the business, operations, assets, governance, strategy and future plans of the Issuer, which discussions or actions may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, including: extraordinary corporate transactions such as a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board. The Reporting Persons may retain consultants and advisors and communicate with other securityholders, management, the Board, sources of capital and/or other third parties regarding the Issuer and any or all of the foregoing. The Reporting Persons may explore, develop and/or make plans and/or proposals (whether preliminary or final) with respect to the foregoing, including prior to forming an intention to engage in such plans and/or make such proposals. The Reporting Persons, in connection with any such discussions, may enter into one or more confidentiality agreements and may enter into voting agreements, or other similar agreements. Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Items 11 and 13 of the cover page of this Schedule 13D are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 10 of the cover page of this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except to the extent reported in this Schedule 13D, the Reporting Person has not engaged in any transactions in the Common Stock during the past sixty days.

## Signatures
- Pacific Investment Management Company LLC: /s/ Alyssa Creighton, Senior Vice President (05/01/2025)